Exhibit (a)(5)(i)
FIRST CITIZENS BANC CORP
100 EAST WATER STREET
SANDUSKY, OH 44870
FOR IMMEDIATE RELEASE
FIRST CITIZENS BANC CORP ANNOUNCES TENDER OFFER
     Sandusky, Ohio — January 10, 2006 — First Citizens Banc Corp (Nasdaq: FCZA) announced today that it will commence a tender offer on January 11, 2006 to repurchase up to 500,000 of its common shares, representing approximately 8.6% of its outstanding shares, for a price of $23.00 per share. The tender offer will expire at 5:00 p.m., Eastern Time, on February 24, 2006, unless First Citizens extends the offer. If more than 500,000 shares are tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without proration; other shares will be purchased pro rata. The offer is subject to other conditions as described in the Offer to Purchase.
     First Citizens believes that this repurchase of shares is an attractive use of a portion of its available capital and is a better alternative than continuing small open market stock repurchases. First Citizens will repurchase the shares with available cash.
     Keefe, Bruyette & Woods will act as deal manager and information agent for the tender offer. Illinois Stock Transfer & Trust Company will serve as the depositary.
     The full details of the tender offer, including complete instructions concerning the tendering procedure and the transmittal documents, will be mailed to shareholders beginning on January 11, 2006. The Board of Directors of First Citizens has approved this tender offer, but neither First Citizens nor its Board of Director makes any recommendation to any shareholder to tender or refrain from tendering shares and has not authorized any person to make such a recommendation.
     This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell common shares of First Citizens Banc Corp. The offer is made solely by the Offer to Purchase, dated January 11, 2006, and the related Letter of Transmittal. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal and other documents that First Citizens will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Keefe, Bruyette& Woods at (877)298-6520. Shareholders are urged to read the materials prior to making any decision with respect to the tender offer because the materials contain important information, including the terms and conditions of the offer.
     First Citizens Banc Corp. is financial holding company headquartered in Sandusky, Ohio and engaging in the business of commercial banking and other banking and banking-related activities through its wholly owned subsidiary institutions, including The Citizens Banking Company. As of September 30, 2005, First Citizens had approximately $763 million in assets, and its subsidiaries operated 22 banking offices in north central Ohio. First Citizens’ subsidiaries offer a range of banking services, including commercial and consumer lending, trust and investment services, and deposit services. Additional information on First Citizens Banc Corp. is available on its website: www.fcza.com.
     This release contains forward-looking statements as defined by the Securities and Exchange Commission. Readers and investors are cautioned that the actual results from the tender offer may differ materially from those described in the forward-looking statements due to factors more fully described in First Citizen’s filings with the Securities and Exchange Commission.

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